UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Translation of registrant’s name into English)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Information Contained in this Form 6-K Report

As previously disclosed, Ohmyhome Limited (“Company”) received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated July 13, 2026, notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 11, 2027, to regain compliance with Nasdaq Listing Rule 5550(a)(2).

On September 15, 2026, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from August 31, 2026 through September 14, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed (“Compliance”).

On September 17, 2026, the Company issued a press release announcing the Compliance. A copy of the press release dated September 17, 2026 is included as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2026	Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

2